AMENDMENT

TO THE

BYLAWS
OF

SRM ENTERTAINMENT, INC.

This Amendment to the Bylaws of SRM Entertainment, Inc. (the "Corporation"), a corporation organized and existing under the laws of the State of Nevada, is hereby duly adopted pursuant to and in accordance with the Nevada Revised Statutes.

1. Article 1, Section 2 of the Bylaws of the Corporation is hereby deleted and replaced in its entirety by the following:

> "**Section 2. Compensation.** The Compensation Committee of the Corporation shall have the authority to fix the compensation of the directors."

IN WITNESS WHEREOF, the undersigned authorized officer of the Corporation, for the purpose of amending the Bylaws of the Corporation, does hereby make this Amendment, and accordingly has hereunto set his hand this 29th day of March, 2023.

By: ______________________________
Title: Chief Executive Officer
Name: Richard Miller